John Hancock Current Interest
Supplement dated December 11, 2015
to the current Prospectus

John Hancock Money Market Fund

Conversion to Government Money Market Fund

On December 10, 2015, the Board of Trustees approved the conversion of the fund to a government money market fund as defined under Rule 2a-7 under the Investment Company Act of 1940, effective April 6, 2016 (the “Conversion Date”). In connection with this conversion, effective on the Conversion Date, the Principal Investment Strategies of the fund are amended and restated as follows:

The fund operates as a “government money market fund” in accordance with Rule 2a-7 under the Investment Company Act of 1940 and is managed in the following manner:

•	under normal market conditions, the fund invests at least 99.5% of its total assets in cash, U.S. Government securities and/or repurchase agreements that are fully collateralized by U.S. Government securities or cash

o	U.S. Government securities include both securities issued or guaranteed by the U.S. Treasury and securities issued by entities that are chartered or sponsored by Congress but are not issued or guaranteed by the U.S. Treasury

•	the fund seeks to maintain a stable net asset value (“NAV”) of $1.00 per share and its portfolio is valued using the amortized cost method as permitted by Rule 2a-7

•	the fund invests only in U.S. dollar-denominated securities

•	the fund buys securities that have remaining maturities of 397 days or less (as calculated pursuant to Rule 2a-7)

•	the fund maintains a dollar-weighted average maturity of 60 days or less and a dollar-weighted average life to maturity of 120 days or less

•	the fund must meet certain other criteria, including those relating to maturity, liquidity and credit quality

•	as a government money market fund, the fund is not subject to liquidity fees or redemption gates, although the Board may elect to impose such fees or gates in the future.

From time to time, the advisor and its affiliates may reimburse or otherwise voluntarily reduce the fund’s expenses or the advisor may waive a portion of its management fee in an effort to maintain a net asset value of $1.00 per share, for the purpose of avoiding a negative yield or for the purpose of increasing the fund’s yield during the period of the limitation. Any such expense reimbursements, reductions or waivers are voluntary and temporary and may be terminated by the advisor at any time without notice.

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In connection with this conversion, effective on the Conversion Date, the Principal Risks of the fund are amended to add the following additional risks:

U.S. Treasury obligations risk The market value of direct obligations of the U.S. Treasury may vary due to changes in interest rates. In addition, changes to the financial condition or credit rating of the U.S. government may cause the value of the fund’s investments in obligations issued by the U.S. Treasury to decline.

U.S. government agency obligations risk The fund invests in obligations issued by agencies and instrumentalities of the U.S. government. Government-sponsored entities such as Federal National Mortgage Association (Fannie Mae), Federal Home Loan Mortgage Corporation (Freddie Mac) and the Federal Home Loan Banks, although chartered or sponsored by Congress, are not funded by congressional appropriations and the debt securities that they issue are neither guaranteed nor issued by the U.S. government. Such debt securities are subject to the risk of default on the payment of interest and/or principal, similar to the debt securities of private issuers. The maximum potential liability of the issuers of some U.S. government obligations may greatly exceed their current resources, including any legal right to support from the U.S. government. Although the U.S. government has provided financial support to Fannie Mae and Freddie Mac in the past, there can be no assurance that it will support these or other government-sponsored entities in the future.

Redemption risk The fund may experience periods of heavy redemptions that could cause it to liquidate its assets at inopportune times or at a loss or depressed value, particularly during periods of declining or illiquid markets, and that could affect the fund’s ability to maintain a $1.00 share price. Redemption risk is greater to the extent that the fund has investors with large shareholdings, short investment horizons or unpredictable cash flow needs. The redemption by one or more large shareholders of their holdings in the fund could cause the remaining shareholders in the fund to lose money. In addition, the fund may suspend redemptions and liquidate the fund when permitted by applicable regulations.

In addition, effective on the Conversion Date, the section under Principal Risks entitled “Foreign securities risk” is deleted.

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In connection with the conversion of the fund to a government money market fund, it is anticipated that the fund will transition its portfolio to securities that are eligible investments for a government money market fund prior to the Conversion Date.